EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE - MKT: ASM
November 21, 2016	TSX-V: ASM FSE: GV6

Avino Announces Bought Deal Offering of US$10 Million

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE–MKT: ASM; “Avino” or the “Company”) announces it has entered into an underwriting agreement dated November 21, 2016 (the "Underwriting Agreement") with Cantor Fitzgerald Canada Corporation, as sole bookrunner, and Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, as lead manager, and certain co-managers (collectively, the “Underwriters”), to purchase, on a bought deal basis, 6,370,000 units of the Company (the "Units") at the price of US$1.57 per Unit (the "Issue Price") for aggregate gross proceeds of approximately US$10 million (the "Offering") in Canada and the United States of America. Each Unit will consist of one (1) common share of the Company (the “Common Shares”) and one-half (1/2) of one common share purchase warrant (the “Warrants”). Each whole Warrant will be exercisable for a period of 36 months after the closing of the Offering and will entitle the holder to purchase one (1) additional Common Share at an exercise price of US$2.00, subject to adjustment.

In addition, the Company has granted to the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase up to an additional 955,500 Units at the Issue Price per Unit, for a period of up to 30 days after the closing of the Offering for additional aggregate proceeds to the Company of approximately US$1.5 million. In the event the Over-Allotment Option is exercised in full, the aggregate gross proceeds to the Company will be approximately US$11.5 million.

The Company has agreed to pay the Underwriters a cash commission equal to 7% of the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option.

Closing of the Offering is expected to occur on November 28, 2016, subject to obtaining customary TSX.V and NYSE MKT approvals. The Company intends to allocate the net proceeds of the Offering to advance the exploration and development of the Company’s Avino Mine and the exploration and development activities on the Bralorne Mine Property in British Columbia, and for general working capital.

The Offering will be made by way of prospectus supplements, dated November 21, 2016, to the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated November 10, 2016, and U.S. registration statement on Form F-10 dated November 18, 2016 (the “Registration Statement”). The prospectus supplements relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the “Offering Documents”) will be filed with the securities commissions in all of the Provinces of Canada, except Quebec, and with the United States Securities and Exchange Commission (the “SEC”). The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed for more complete information about the Company and the Offering. Copies of the Underwriting Agreement and the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable. Alternatively, copies of the prospectus supplement will be available upon request by contacting Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email ecmcanada@cantor.com, or by contacting H.C. Wainwright & Co., 430 Park Avenue, New York, NY 10022, email: placements@hcwco.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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About Avino:

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the expected closing of the Offering and the use of proceeds from the Offering. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, our ability to satisfy the conditions to closing of the Offering and to use the proceeds from the Offering as expected, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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